Filed by Terra Property Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Terra Property Trust, Inc.

Commission File No.: 001-40496

Terra Property Trust, Inc. Commences Registered Exchange Offer

NEW YORK, May 7, 2026 (GLOBE NEWSWIRE) — Terra Property Trust, Inc. (the “Company”) announced today that it has commenced its offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.00% Notes due June 30, 2026 (the “Existing Notes”), for a combination of (i) newly issued 8.00% Senior Secured Notes due December 31, 2028 of the Company (the “Exchange Notes”) and (ii) cash, upon the terms and subject to the conditions set forth in the Company’s pre-effective registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026.

On March 30, 2026, the Company completed the previously disclosed exchange offers pursuant to which it exchanged an aggregate of approximately $25.6 million Existing Notes and 7.00% Senior Notes due March 31, 2026 of Terra Income Fund 6, LLC, a Delaware limited liability company and the Company’s wholly owned subsidiary (“Terra LLC”), for an equal principal balance of the Company’s then newly issued 7.00% Senior Secured Notes due 2029 (the “Existing Secured Notes”). On March 31, 2026, Terra LLC repaid the remaining approximately $36.8 million principal balance of the Terra LLC Notes. The Exchange Notes will rank pari passu to the Existing Secured Notes and will share in the collateral securing the Existing Secured Notes.

The Exchange Offer is subject to the conditions set forth in the Registration Statement. Tenders of Existing Notes may be validly withdrawn at any time prior to the Expiration Date, and the Company may terminate or withdraw the Exchange Offer at any time in accordance with the terms described in the Registration Statement.

The following table sets forth the consideration to be received in exchange for the Existing Notes. No fractional Exchange Notes will be issued in the Exchange Offer, and holders will receive cash in lieu of such fractional Exchange Notes.

Aggregate Principal Amount ($mm)	Existing Notes to be Exchanged	CUSIP No.	Exchange Notes to be Issued by the Company	Exchange Consideration(1)
				Exchange Notes	Cash
$56.4	Terra Property Trust, Inc.’s 6.00% Senior Notes due June 30, 2026	88104K 105	8.00% Senior Secured Notes due December 31, 2028	(principal amount) $20.00	$5.00

(1)	Consideration per $25.00 principal amount of Existing Notes validly tendered and not validly withdrawn.

The Exchange Notes will be issued under and governed by the terms of a new indenture. The Exchange Notes will be senior secured obligations of the Company and will be secured by perfected liens granted by the Company in certain collateral, as described in the Registration Statement. The Exchange Notes will bear interest at a rate of 8.00% per annum and will mature on December 31, 2028. Interest on the Exchange Notes will be payable quarterly in arrears, beginning on June 30, 2026, as further described in the Registration Statement.

The Exchange Offer commenced on May 7, 2026 and expires immediately following 5:00 p.m., New York City time, on June 5, 2026, unless extended or terminated.

The dealer manager for the Exchange Offer is:

Ladenburg Thalmann & Co. Inc. 640 5th Ave, 4th Floor New York, NY 10019 Phone: (212) 409-2679 Email: callman@ladenburg.com

The exchange agent and information agent for the Exchange Offer is:

D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Banks and Brokers call: (646) 989-1605 (collect)
All others call toll-free: (888) 644-6071
E-mail: tpt@dfking.com

Requests for copies of the prospectus forming a part of the Registration Statement can be made directly to the exchange agent and information agent listed above or by visiting the investor relations page of the Company website at: https://www.terrapropertytrust.com/filings-2.

About Terra Property Trust, Inc.

Terra Property Trust, Inc. is an externally managed real estate investment trust that originates, invests in, and manages loans and assets secured by commercial real estate across the United States and makes strategic real estate equity and non-real estate-related investments that align with its investment objectives and criteria. The Company’s objective is to continue to provide attractive risk-adjusted returns to its stockholders, primarily by earning high current income that allows for regular distributions and, in certain instances, benefiting from potential capital appreciation. The Company has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2016. The Company is externally advised by Terra REIT Advisors, LLC, an affiliate of Mavik Capital Management, LP.

Forward-Looking Statements

This press release contains certain forward-looking statements with respect to the Company. Forward-looking statements are statements that are not descriptions of historical facts and include statements regarding management’s intentions, beliefs, expectations, plans or predictions of the future, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because such statements include risks, uncertainties and contingencies, actual results may differ materially and in adverse ways from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, without limitation, the following: the Company’s expected financial performance, operating results and the Company’s ability to make distributions to its stockholders in the future; the Company’s expectations concerning its liquidity and capital resources, including the Company’s ability to meet its obligations as they become due, including the Company’s ability to address upcoming maturities of its indebtedness, including the Existing Notes, through cash on hand, the Exchange Offer, any concurrent or future financing transactions, including the terms and conditions (including collateral) of any future financings, cash flow from operations or other sources of liquidity; changes in our investment objectives and business strategy; the Company’s ability to consummate the Exchange Offer on the proposed terms or on the anticipated timeline, or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Exchange Offer; risks related to diverting the attention of the Company’s management from ongoing business operations; the ability of the Exchange Notes to be approved for listing on the New York Stock Exchange; the Company’s ability to repay any Existing Notes that remain outstanding after the consummation of the Exchange Offer; the uncertainty of expected future financial performance and results of the Company; general adverse economic and real estate conditions; volatility in the Company’s industry, interest rates and spreads, the debt or equity markets, the general economy or the real estate market specifically, whether the results of market events or otherwise; legislative and regulatory changes, including changes to laws governing the taxation of REITs; changes in interest rates and the market value of the Company’s assets; competition in the real estate industry; changes in accounting principles generally accepted in the U.S.; policies and guidelines applicable to REITs; the availability of financing on acceptable terms or at all; pandemics and other health concerns and the measures intended to prevent their spread; and the potential material adverse effect these matters may have on the Company’s business, results of operations, cash flows and financial condition. Additional information concerning the Company and its business, including additional factors that could materially and adversely affect the Company’s financial results, include, without limitation, the risks described under Part I, Item 1A - Risk Factors, in the Company’s 2025 Annual Report on Form 10-K and in the Company’s other filings with the SEC.

Additional Information

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities. The Exchange Offer is being made pursuant to a registration statement on Form S-4 filed by the Company with the SEC on May 7, 2026 (as it may be amended from time to time), which has not yet been declared effective by the SEC, which includes a prospectus relating to the Exchange Offer. These materials contain important information, including the terms and conditions of the Exchange Offer. This communication is not a substitute for the registration statement, prospectus, or any other document the Company has filed or may file with the SEC in connection with the Exchange Offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS CONTAINED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Copies of the registration statement, prospectus and other documents filed by the Company with the SEC are available free of charge at the SEC’s website at http://www.sec.gov or by visiting the Company’s website at https://www.terrapropertytrust.com/.

Contact

Investor Relations

ir@mavikcapital.com